United States securities and exchange commission logo





                              October 5, 2020

       Douglas Lindsay
       Chief Executive Officer
       Aaron's SpinCo, Inc.
       400 Galleria Parkway SE, Suite 300
       Atlanta, GA 30339-3182

                                                        Re: Aaron's SpinCo,
Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted September
8, 2020
                                                            CIK No. 0001821393

       Dear Mr. Lindsay:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted September 8, 2020

       Reasons for the Separation, page 40

   1. We note that one of your listed reasons for the separation is to maintain an "attractive financial profile
driven by low debt and robust free cash flows." Please provide a definition or any
metrics related to your definition of "low debt" and "robust free cash flows."
       Dividend Policy, page 47

   2. Please revise to include here the tabular summaries of historical cash distributions declared by Aaron's to
your shareholders, consistent with Item 201(c)(2) of Regulation S-
                                                        K. In doing so, please
disclose whether any dividends you might pay in the future would
 Douglas Lindsay
Aaron's SpinCo, Inc.
October 5, 2020
Page 2
         be based upon similar or different historical considerations so that readers can appreciate how you might decide whether the continue to pay dividends in the future. Please also disclose any restrictions you may have upon the ability to pay dividends in the future.
Estimated Separation and Distribution Costs, page 64

3. We note that you plan to enter into a new revolving credit agreement prior to or concurrent with the separation transaction. Please provide the details and material terms of such revolving credit agreement and please file such agreement as an exhibit.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 68

4. When there is more than one explanation for the change in amounts from period to period, please revise to quantify the impact of each cause.
Executive Compensation
Potential Payments Upon Termination or Change in Control, page 105

5. Please advise, and revise if applicable, whether any of your named executive officers will receive payments under any of Parent's change of control provisions triggered by this spin-off transaction.
Certain Relationships and Related Party Transactions, page 109

6. We note a general description of a number of related party transactions. Please revise to include each required element of Item 404(a) of Regulation S-K, when the terms of these arrangements are available.
Combined Statements of Earnings, page F-4

7. We note you exclude the impairment of PerfectHome from operating income in 2018.
         Please explain the basis for your classification. In this regard, please also describe how any income/loss of PerfectHome was classified prior to the write-off of the investment balance.
Notes To Combined Financial Statements
Lease Merchandise, page F-10

8.     It appears the Merchandise Written off, net of Recoveries exceeds the prior
FirstName LastNameDouglas Lindsay
       years Provision for Write-offs for 2019 and 2018. Please explain how you were able to
Comapany     NameAaron's
       determine           SpinCo, Inc.
                  that the allowance for lease merchandise write-offs was adequate at December
October31,
         5, 2019
            2020 and
                 Page2018.
                       2     We may have further comment.
FirstName LastName
 Douglas Lindsay
FirstName  LastNameDouglas Lindsay
Aaron's SpinCo, Inc.
Comapany
October    NameAaron's SpinCo, Inc.
        5, 2020
October
Page 3 5, 2020 Page 3
FirstName LastName
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Jim Allegretto at (202) 551-
3849 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Robert J. Leclerc, Esq.